# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rapid7, Inc., CIK 0001560327
CUSIP: 753422104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 08/11/2025
Amends the filing with accession number 0000902664-24-005639
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA PARTNERS MANAGEMENT, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,518,604; shared voting power 0; sole dispositive power 6,518,604; shared dispositive power 0; aggregate amount beneficially owned 6,518,604 (10.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rapid7, Inc.
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Comment: This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D filed with the SEC on September 27, 2024 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 6 amends Items 3, 5, and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The 6,518,604 Shares reported herein as beneficially owned by JANA were acquired at an aggregate purchase price of approximately $198 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 64,745,948 Shares outstanding as of August 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025.

As of the date hereof, JANA may be deemed to beneficially own 6,518,604 Shares, representing approximately 10.1% of the Shares outstanding. This includes 1,176 shares of restricted stock ("RSUs") granted to Kevin Galligan ("Mr. Galligan") on June 11, 2025 for his service on the Board. The RSUs vest in full on the earlier of: (i) the date of the Issuer's next annual meeting of stockholders held after the date of the grant or (ii) the first anniversary of the date of grant, in each case subject to Mr. Galligan's continued service with the Issuer through the applicable vesting date. Mr. Galligan has assigned all rights to any Shares issuable pursuant to the grant to the Reporting Person. Pursuant to the assignment, settlement of the award on vesting will be made to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

JANA has sole voting and dispositive power over 6,518,604 Shares, which power is exercised by the JANA Principal.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Information concerning transactions in the Shares effected by the Reporting Person in the past sixty (60) days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed herein were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The second paragraph of Item 6 of the Original Schedule 13D is hereby replaced by the following:

The information disclosed in Item 5(a) is incorporated herein by reference.

Certain accounts under JANA's management and control have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to an aggregate of 2,688,364 Shares (collectively representing economic exposure comparable to 4.2% of the Shares). The Derivative Agreements provide JANA with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are referenced in the Derivative Agreements (such Shares, the "Subject Shares"). JANA disclaims beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

## Signatures
- JANA PARTNERS MANAGEMENT, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (08/13/2025)